PRESS RELEASE

Financing Expanded Underground Program at New Afton Project

Initial Decline Program now Complete – Ahead of Schedule

September 16 2005, Vancouver, British Columbia – New Gold Inc. (NGD:TSX/AMEX) is pleased to announce that it has agreed to a non-brokered private placement to investors who are at arm's length with the Company for total gross proceeds of approximately $3 million (the "Offering"). The offering provides for the issue of 430,000 Flow-Through common shares at a price of CDN$7.00 per share, representing a 21% premium to yesterday's closing price.  A finders’ fee will be payable subject to the closing of the offering.  It is planned to use the proceeds of this offering to finance an expanded program of underground exploration at the Company’s 100%-owned New Afton Copper-Gold Project, Kamloops, B.C., Canada.

The transaction is subject to the application for, and receipt of all necessary regulatory and stock exchange approvals.

The securities being offered have not, and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from U.S. registration requirements.  This release does not constitute an offer for sale of securities in the United States.

In making this announcement, President and CEO, Chris Bradbrook stated “New Gold continues to make excellent progress on its program of underground exploration at the New Afton Project.  The initially planned program of underground excavation has been completed.  A total of 1912 metres (m) of advance was completed ahead of schedule.  This included the main exploration decline, and the cross-cuts, in addition to drill bays and sumps.

The copper-gold mineralization currently outlined remains open to the west, and the Board of Directors of New Gold has made the decision to extend the main exploration decline at least an additional 125m to the west in order to facilitate additional exploration diamond drilling to test for extensions of the mineralization to the west and at depth.  We believe that in our efforts to create shareholder value it is important we continue the search for additional copper-gold mineralization.  These new funds will allow us to complete this work, which will compliment the ongoing program of in-fill drilling which is being conducted to ensure that the resource base is sufficiently defined for the upcoming feasibility study.

It is also important to note that New Gold’s eligibility to use flow-through funding for certain future underground exploration and development activities provides the Company with added flexibility in sourcing its future funding requirements as we proceed with our efforts to develop the New Afton Project.”

PROJECT UPDATE

The program of underground infill drilling continues.  To date more than 15,000m (of the originally scheduled 20,000m) has been completed.  The program has now been expanded in order to complete closer-spaced drilling in some areas, and is now forecast to be up to a total of 27,000m when complete.  In order to accelerate the drilling rate, the Company anticipates adding a third underground diamond drill.  The process for selecting the company to complete the feasibility study has begun and the contract should be awarded in Q4, 2005.  It is anticipated that this study could be completed by Q3, 2006.  The feasibility study will determine the economic parameters of, and potential for, developing a new underground mine at the Company’s New Afton Project.  The initial permitting process has also commenced and is on-going.

CURRENT RESOURCE

The current resource at the New Afton Project was calculated using the results of approximately 100 diamond drill holes completed from surface.  It was independently calculated from a kriged block model as part of an independent advanced scoping study conducted by Behre Dolbear in 2003 and updated in 2004 under the supervision of qualified person James A. Currie, P.Eng.  Metal prices used in the scoping study and the resource calculation were US$0.85 per lb Cu, US$375 per oz Au, US$5.25 per oz Ag, and US$200 per oz Pd.  At a cut-off of 0.70% Cu equivalent the Measured and Indicated Mineral Resource was calculated to be 68.7 Million Tonnes grading 1.68% Cu equivalent or 2.61 g/t Au equivalent (1.08% Cu, 0.85 g/t Au, 2.62 g/t Ag, 0.12 g/t Pd), which contains approximately 1.6 billion pounds of copper, and 1.9 million ounces of gold.  The scoping study suggested that the project has very robust economics, with an after-tax IRR of 20% at the metal prices used.  The Measured Resource category was calculated to be 9.5 Million Tonnes grading 1.29% Cu, 0.95 g/t Au, 3.44 g/t Ag, and 0.12 g/t Pd.  The Indicated Resource category was calculated to be 59.2 Million Tonnes grading 1.05% Cu, 0.83 g/t Au, 2.49 g/t Ag, and 0.12 g/t Pd.

New Gold is in excellent financial condition with cash of more than CDN$15 million (as of the date of this press release) and no debt.  The Company has only 14.6 million shares outstanding and 16.2 million shares fully diluted (prior to the issuance of these most recent Flow-Through common shares).

For further information on New Gold Inc. and the New Afton Project, please contact:

Chris Bradbrook

President and Chief Executive Officer

New Gold Inc.

601 - 595 Howe Street, Vancouver, B.C. V6C 2T5
Tel: 877-977-1067 or 604-687-1629, Fax: 604-687-2845
Email: invest@newgoldinc.com
Website: www.newgoldinc.com

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995:  This release made may contain forward-looking statements that are affected by known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed, implied or anticipated by such forward-looking statements.  Such forward-looking statements herein represent management’s best judgment as of the date hereof based on information currently available.  The Company does not intend to update this information and disclaims any legal liability to the contrary. Cautionary Note to U.S. Investors concerning resource estimates.  This press release discusses the results of a scoping study, which is a “preliminary assessment” as defined in the Canadian NI 43-101, under which the use of inferred mineral resources is permitted under certain circumstances. The U.S. Securities and Exchange Commission regulations do not recognize any circumstances in which inferred mineral resources may be so used.  U.S. investors are cautioned not to assume that any part or all of an inferred resource category described as a ‘resource falling within the mine plan’ will ever be converted into ‘reserves’ within the definition of that term in SEC Industry Guide 7.  Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources.  This section uses the terms “measured” and “indicated resources.”  We advise U.S. investors that, while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

WARNING:  The Company relies upon litigation protection for “forward-looking” statements.

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